Exhibit 8.1

SUBSIDIARIES OF MAGAL SECURITY SYSTEMS LTD.

Below is a listing of Magal Security Systems Ltd.'s wholly-owned significant subsidiaries:

Subsidiary Name	Country/State of Incorporation/Organization
Senstar Inc.	United States (Delaware)
Senstar Latin America, S.A. DE C.V	Mexico
Senstar Corp.	Canada
Aimetis Corp.	Canada